INVEST IN **SIMPLY TINY DEVELOPMENT, PB LLC**

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We develop sustainable Tiny Homes and CamperVans that lower the cost of ownership



simplytinydevelopment.com Denver CO

Main Street | Technology | Infrastructure | Real Estate | Construction

OVERVIEW UPDATES WHAT PEOPLE SAY 21 ASK A QUESTION 5

Highlights

1. 🌏 Explosive market-driven opportunity! Tiny home and CamperVan markets are projected to reach $13.5 billion by 2027
2. 💰 Potential capital gains exclusions! Discuss with tax advisor
3. 🎯 SCALING! 15 homes scheduled for development through 2024 (no guarantee)
4. 🥇 CamperVan scaling through pre-purchase requests!
5. 🚀 ACCELERATOR! Market CAGR of 7%, with 53% of the growth originating in the North American market.
6. 💪 Strong and experienced management team! Highly-educated grassroots company destined to be sustainability leaders
7. 🎯 SOLUTIONS! Tiny homes are the answer for density, climate, energy, and home ownership challenges
8. ♻️ Our projects provide an IMMEDIATE solution for a market crisis- affordability, flood risks, and density

Our Team



Dr. Sean Dixon CEO

-Doctorate of Management: Organizational Development & Change. -M.S.- Organizational Development. Passions & Strengths: research, philanthropy, futurist, strategy, the great outdoors

We recognize the need to help solve the housing issues in the United States. The members of Simply Tiny Development are passionate about business, the planet, and our future. We seek to create generational wealth through the use of business as a force for change.



Sarah Wright Project Manager

-Project Management Professional, expected Dec 2021. -Registered Nurse -B.S. Biomolecular Science, Movement Science Passions & Strengths: sustainable development, creating meaning and connection through community outreach, creative design



Megan Blythe Sustainability Coordinator

-B.S.- Environmental Science & Ecological Restoration Passions & Strengths: communicating and connecting with others, multi-tasking, teamwork, ecological restoration

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Pitch


SIMPLYTINY
DEVELOPMENT
a Public Benefit LLC
1% FOR THE PLANET
Certified
B
Corporation
PENDING
Dr. Sean Dixon- CEO -- www.SimplyTinyDevelopment.com
01


The Problem
Home prices in the United States are unaffordable
Population increases, aging infrastructure, low supply of homes, and climate changes are driving up home prices
Up-and-coming generations are not interested in traditional homes
Simply Tiny Development, a Public Benefit LLC
2


The Opportunity
—Alternative housing solutions that solve modern housing problems and fill a generational gap—

Traction

Tiny home and CamperVan markets are projected to reach $13.5 billion by 2027.
Market CAGR of 7%, with 53% of the growth originating in the North American market.

15 homes scheduled for build through 2024 in Duluth, MN (no guarantee)

2 vans scheduled for conversion (no guarantee)

Business Model

Tiny homes are rented or sold in the Duluth market to generate revenue. Our build season runs from May-September. A short build season requires a second profit center.

CamperVan conversions are based in Denver, CO and provide and an additional stream of revenue. Vans are scheduled at a rate of 1 per quarter until resources increase.

Competition

Major Tiny Home Industry Leaders

- Tiny Heirloom
- Handcrafted Movement
- Humble Hand Craft
- Oregon Cottage Company
- Tiny Smart House
- Tiny Home builders

Conversion Van Leaders (Denver, CO)

- Vanlife Customs
- Titan Vans
- Adventure Vehicle Concepts
- Colorado Camper Van
- Timbr Basecamp
- Vanworks

Local Competition (Duluth, MN)

- 1LLC
- Heartwood Construction, INC
- Arktikos Custom Builders, LTD
- Ideal Homes

Simply Tiny Development

Unlike our competitors, Simply Tiny Development places sustainability at the core of our business strategy. Our focus on clean, renewable, and sustainable products sets us apart from our competition.

Progress to Date



- Spring 2019: Company Formation
- Spring 2020: 1st Tiny Home Proposal Accepted
- Fall 2020: 2nd & 3rd Tiny Home Proposal Accepted
- Winter 2021: First van conversion completed and sold
- Current State: First tiny home under construction & 2 van conversions scheduled

The Team







Dr. Sean Dixon,
CEO
Organizational Development & Change. -M.S.- Organizational Development. Passions & Strengths: research, philanthropy, futurist, strategy, the great outdoors

Sarah Wright,
Project Manager
Project Management Professional, expected Dec 2021. Biomolecular Science, Movement Science Passions & Strengths: sustainable development, creating meaning and connection through creative design

Megan Blythe,
Sustainability Coordinator
B.S.- Environmental Science & Ecological Restoration Passions & Strengths: communicating and connecting with others, multi-tasking, teamwork, ecological restoration

SIMPLY TINY DEVELOPMENT

a Public Benefit LLC

1% FOR THE PLANET MEMBER

Certified B Corporation PENDING